Filed by Engility Holdings, Inc. pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Engility Holdings, Inc. and TASC Parent Corporation

Commission File No. 001-35487

Investor Presentation

November 2014

Filed by Engility Holdings, Inc. pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Engility Holdings, Inc. and TASC Parent Corporation

Commission File No. 001-35487

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Engility’s future prospects, projected financial results, estimated integration costs and acquisition related amortization expenses, business plans and the benefits of the business combination transaction involving Engility and TASC, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are also used to identify these forward-looking statements. These statements are based on the current beliefs and expectations of Engility’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, historical information should not be considered as an indicator of future performance. In addition to factors previously disclosed in Engility’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Engility and TASC stockholders and obtaining the requisite financing, on the expected terms and schedule; other delay in closing the merger; difficulties and delays in integrating the Engility and TASC businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; credit and financing risk; the inability to sustain revenue and earnings growth; the increased leverage and interest expense of the combined company, changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Engility’s stock price before closing, including as a result of the financial performance of TASC prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and legislative and regulatory actions and reforms.

Additional Information For Stockholders

In connection with the proposed merger, Engility Holdings will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy/consent solicitation statement of Engility and TASC and a prospectus of Engility Holdings, as well as other relevant documents concerning the proposed transaction. Engility will mail the joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. STOCKHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS

REGARDING THE PROPOSED MERGERS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the joint proxy/consent solicitation statement prospectus (when available) and other filings containing information about Engility and TASC at the SEC’s website at www.sec.gov. The joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility’s website at www.Engilitycorp.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Engility and certain of its directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Engility stockholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility’s 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this presentation may be obtained as described above.

This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Company Overview

Engility At A Glance

2013 Revenue: $1.4 billion Headquarters: Chantilly, VA Ticker Symbol: NYSE (EGL) Service Offerings:

Specialized Technical Consulting IT Modernization & Sustainment

Program & Business Support Supply Chain & Logistics Management

Engineering & Technology Training & Education Lifecycle Support

Major Customers: Army, Navy, Marine Corps, Air Force, USAID, DOJ, State Department, FAA, DHS, FDIC, Treasury, VA, HHS, DHA/TRICARE, and state, local and international governments Employees: Approximately 7,500 employees partnering with our customers in over 50 countries Key Contracts: Access to over 50 contract vehicles including all major GSA schedules, numerous GWACs, and Agency-specific IDIQs www.engilitycorp.com

Over 50 years of experience….

…with enduring core values

Customer-Focused Differentiated Servant Leadership Earned Trust

Engilit

Transformation

2012 2013 Jan. 2014 H2 2014 Oct. 2014

Spin-off “One” DRC Significant Announce from L-3 Engility Acquisition Award Wins TASC

Acquisition

Formed in July 2012 with a “clean sheet of paper” approach; opportunities to duplicate success

Positioned for success in $150B market

Strong program performance and reputation for customer success

Enhanced competitiveness with streamlined cost structure

Price disruptive model gaining traction

– Significant new contract wins and momentum in 2H 2014

Consistent approach to capital deployment and M&A strategy

Strong track record of developing and executing integration strategies that drive meaningful top- and bottom-line savings (spin-off and DRC acquisition)

– TASC acquisition positions Engility to accelerate the execution of its strategy

Third Quarter Financial Highlights

Total Adjusted * Adjusted Adjusted Revenue Operating Income * * Operating Margin Diluted EPS

$345 $31 8.9% $0.86

million million

Revenue in-line with internal expectations; Adjusted bottom line results exceeded our plan

– Revenue of $345 million, GAAP diluted EPS of $0.73, adjusted diluted EPS of $0.86

– Strong cash flow from operations of $37 million, DSOs improved to 70 days from 77 in prior year period

Book-to-bill ratio of 1.2x compared to 0.8x last quarter and last year; 1.2x is highest level since spin-off in 2012

– Trailing 12-month book-to-bill ratio of 0.93x

– Funded backlog up 2% year-over-year to $587 million; Funded orders increase 55% to $410 million

Net debt to trailing 12-month adjusted EBITDA leverage ratio of 2.25x (pro forma to include 12 months of DRC’s adjusted EBITDA)

On a trailing 12-month basis, our free cash flow was $117 million, which translates to a free cash flow yield of 18.6% at a share price of $35 per share

* Excludes $1 million of restructuring costs, $2 million of integration costs and $2 million of additional amortization of intangible asset expenses associated with our DRC acquisition

Strong Free Cash Flow

Free Cash Flow Yield Trailing

Q4 2013 Q1 2014 Q2 2014 Q3 2014

($ in thousands) 12-Months

Cash flow from operations $41,324 $ 11,682 $31,751 $37,052 $ 121,809

Capital expenditures (1,866) (286) (1,351) (1,128) (4,631)

Free cash flow $39,458 $ 11,396 $30,400 $35,924 $117,178

Weighted average diluted shares 17,835 17,894 18,023 18,065 17,954

Free cash flow yield 15.2%

(as of 10/30/14)

Updated FY14 Guidance *

d Current Outlook for Prior Outlook for

Fiscal Year 2014 Fiscal Year 2014

Revenue $1.35 billion—$ 1.45 billion $1.35 billion—$ 1.45 billion

Adjusted Diluted EPS (1) $2.90—$ 3.10 $2.70—$ 2.90

GAAP Diluted EPS (1) $2.39—$ 2.59 $2.24—$ 2.44

Operating cash flow $95 million—$105 million $95 million—$105 million

* We updated our fiscal year 2014 financial guidance on October 28, 2014 from our prior guidance we issued on August 7, 2014 based on our financial results for the first nine months of 2014 and our outlook for the remainder of 2014. We increased our GAAP diluted EPS and adjusted diluted EPS guidance as a result of our continuing focus on cost efficiencies. We reiterated our fiscal year 2014 revenue and cash flow guidance.

1 Adjusted diluted EPS guidance excludes an estimated $6.2 million, or $0.21 per share, of additional amortization of intangible asset expenses, and approximately $9.0 to $10.0 million, or $0.30 to $0.34 per share, of estimated integration costs associated with the DRC acquisition. The adjusted diluted EPS guidance also excludes an estimated $1.0 million, or $0.03 per share, of restructuring costs. Adjusted diluted EPS guidance also assumes a weighted average share count of approximately 18.2 million shares and a full year effective tax rate of 39.0%. Our 2014 GAAP guidance does not include estimated transaction costs resulting from the anticipated acquisition of TASC.

Acquisition of TASC

Transaction Overview

ENGILITY
Your Mission. Our Commitment.

Overview	• All-stock transaction • Total purchase price of ~$1.1 billion, including assumption of $613 million of TASC net debt • 7.9x 2014 EBITDA multiple, after adjusting for ~$370 million in net present value of acquired tax assets • Engility stockholders will receive special cash dividend of ~$11.40 per share (subject to final adjustments at time of closing)
Transaction Structure	• Post transaction, TASC investors (KKR, General Atlantic) will own ~51% of the company and Engility public stockholders will own ~49% • Engility board will be expanded from 7 to 11, with TASC's former stockholders entitled to nominate, and having sufficient votes to elect, the four additional directors; stockholders agreement includes voting limitations and standstill for TASC investors • Majority ownership by TASC's former stockholders preserves $1.4 billion tax attributes without limitations • Transaction also includes stock transfer restrictions and other provisions to protect tax assets for future use
Leadership Team	• Tony Smeraglinolo (Engility CEO) to remain CEO of combined company • John Hynes (TASC CEO) to become COO of combined company • Edward Boykin (chairman of Engility) and Peter Marino (chairman of TASC) will become co-chairs of the board of combined company
Approvals and Timing	• Subject to approval by Engility stockholders and receipt of requisite financing • Customary regulatory approvals including HSR • Expected to close in first quarter of 2015

10

TASC Overview

A renowned provider of mission-critical systems and services that support key programs for the intelligence community, DoD, and U.S. civilian and government agency customers



Systems Engineering & Integration



Intelligence Mission & Operations



Integrated ISR



Cyber Offerings



Data Analytics



Enterprise Transformation

TASC At-a-Glance

- Founded in 1966
- Headquartered in Chantilly, VA
- ~4,000 employees (>80% hold security clearances, 58% top secret / SCI)
- More than 850 contracts and task orders in intelligence, defense, and civilian industries
- 100+ locations across U.S. and in allied countries
- 2014E revenue of $1.1 billion/Adjusted EBITDA of ~$90 million
- Funded backlog of $385 million as of 9/30/14

Employee Clearances


26%
58%
16%
Secret / Top Secret
TS (SCI)
Uncleared

End Markets Served


28%
61%
11%
Defense
Intelligence
Civil

Contracts by Type


73%
16%
11%
Cost Plus
Time & Material
Firm Fixed Price

Prime / Sub Mix


88%
12%
Prime
Sub

Company data shown as of YE2013.

11

Compelling Strategic Rationale

Transformational acquisition is consistent with our growth strategy to further balance and diversify our customer base and capabilities, add substantial scale to our business, and increase our addressable market

– Overall Defense concentration will be reduced from 64% to 48%; remaining 52% roughly split between Intelligence and Federal Civilian agency customers

Highly complementary business with market leading position in Intelligence Community and meaningful presence with Air Force, NASA and DISA

– TASC is recognized as a “national asset” by its Intelligence Community customers

Enhances Engility’s existing position with the DHS, Defense Threat Reduction Agency, FAA, Missile Defense Agency and NAVSEA

Adds more than 850 contracts and task orders that have minimal overlap with Engility’s current contract vehicles and customers

Significant revenue opportunities by bringing Engility’s cost effective model to TASC’s served markets

– Potential to improve recompete win rates and competitiveness on new bids

Creates $2.5B premier government service provider with 11,000 employees

Enhanced Capabilities with TASC

ENGILITY
Your Mission. Our Commitment.

Specialized Technical Consulting

- Asymmetric Threat / CIED / **CBRNE**
- High Performance Computing / **Data Analytics**
- Emergency Preparedness & Response
- Global Climate Change
- International Capacity Development
- **Air Traffic Management Systems**
- Financial & Regulatory Reform
- **Cyber Forensics**
- **Intelligence Analytics & Solutions**
- **ISR Operations**
- **Geospatial Intelligence**
- Health IT

IT Modernization & Sustainment

- Network Engineering
- **Software Development & Integration**
- Hardware & Network Implementation
- **Information Security / Cybersecurity**
- **System Hardening & Configuration**
- **Certification & Accreditation**
- **Enterprise Architecture**
- **Secure Cloud Computing**
- **Application Development**

Program & Business Support

- **Strategic Planning**
- **Requirements Engineering**
- **Acquisition Support**
- **Program Management**
- Configuration Management
- **Financial Management & Economic Analysis**
- **Enterprise Transformation**

Supply Chain & Logistics Management

- Integrated Logistics Support
- Life Cycle Support
- Warehousing
- Asset Management
- Document Development/Maintenance
- Material Packaging, Handling, Shipping, & Transport

Engineering & Technology Lifecycle Support

- **Architectural Modeling**
- **Space Systems Architecture Analysis**
- **Modeling & Simulation**
- **System Engineering & Integration**
- **Test & Evaluation**
- **Software Engineering & Sustainment**
- **Hardware Engineering & Sustainment**
- **Upgrade & Modernization**

Training & Education

- e-Learning
- Education & Leader Development
- Integrated Training & Exercise Support
- Knowledge Management
- Platform & Technology Training
- Live, Virtual and Constructive, Gaming

Enhanced capabilities through the TASC acquisition
New capabilities through the TASC acquisition
Engility core capabilities

13

Customer Diversification

Acquisition expands and balances Engility’s customer footprint across the entire Federal Services market

Very limited contract overlap in currently-served markets/customers

Enduring customer relationships, with many ongoing over 15 years

Intelligence Space

Enduring Customer Relationships in Attractive Markets

Engility TASC Combined

Standalone Standalone Pro Forma

1% 11%

24% 28%

35%

28%

64% 61%

48%

Customer

Intelligence Defense Federal Civil

Highly complementary customer footprint

Company data shown as of nine months ended Sept 30, 2014

Compelling Financial Rationale

The combined company will have estimated 2014 pro forma revenue of $2.5 billion and Adjusted EBITDA of ~$210 million

Expected to achieve $35 million in cost synergies by YE 2016 and run rate synergies of $50 million by 2018

Improved operating margins relative to standalone forecasts

Significantly accretive to 2016 EPS, after adjusting for amortization of acquired intangibles and cash taxes

Significantly enhanced free cash flow driven by cost savings and de minimis cash taxes for the next five years

Will assume existing TASC debt and raise new debt to fund cash dividend and refinance Engility debt

– Pro forma net leverage at closing expected to be ~4.7x; target leverage of ~4.2x by YE 2015; and ~2.5x by YE 2017

– Strong free cash flow will allow for rapid deleveraging as pre-payable bank debt is repaid

Larger, better positioned business with significantly increased cash flow  and enhanced adjusted earnings growth

Pro Forma Financials (2014E)

Revenue Adjusted EBITDA Free Cash Flow

~$ 170 (2)

~$245 (2)

~$2,500 9.8%

Margin ~$210 ~$135

8.4% ~$ 95(1)

Margin

~$1,400 (1) ~$120

8.6%

Margin

Pro forma company has improved scale, margins and free cash flow

1. Based on midpoint of guidance.

2. Including $35 million of synergies to be realized by year end 2016.

Industry Benchmarking

2014E Sales Enterprise Value

($ in billions)($ in billions)

$5.3 $5.2

$5.1

$3.9 $3.5 $3.6

$2.9

$2.5 $1.9 $2.0 $2.5

$1.1 $1.0 $1.1

EGL $0.8

$1.4 $0.3 Current:

$1.0 $0.1

Pro Forma BAH LDOS SAIC CACI MANT ICFI NCI

Combined Pro Forma BAH LDOS CACI SAIC MANT ICFI NCI

EGL Combined

EGL

2014E EBITDA Margin 2014E FCF / Adj. Net Income

With 10.1%

Synergies: 9.8% 9.4% 9.1% 3.2x

8.4% 7.9% 2.9x

2014E: 6.7% 6.6% 6.4% 2.3x

1.6x

1.3x 1.2x 1.1x

NM

Pro Forma BAH ICFI CACI LDOS MANT SAIC NCI

Combined Pro Forma NCIT MANT LDOS SAIC BAH CACI ICFI

EGL(1)

Combined

Combined company poised for sector leadership

Source: CapitalIQ and FactSet.

1. Adjusted Net Income excludes amortization of intangibles acquired and the amortization of OID and Financing Fees.

Income Tax Attributes

ENGILITY
Your Mission. Our Commitment.

- TASC has ~$1.4 billion of tax attributes, consisting of:
  - $1.1 billion in unamortized intangible assets
  - Annual tax deduction of ~$105 million through 2023 and ~$100 million in 2024
  - Represents ~$41 million of annual cash tax savings for the next decade
  - Resulting from TASC's divestiture from Northrop Grumman in 2009 (338(h)(10) election)
  - TASC has ~$390 million in other tax attributes, including federal and state NOLs

TASC Tax Asset Summary

	Total	Tax Shield
Intangible Amortization	$1,045	$408
NOLs/Other	$390	$152
Total	**$1,435**	**$560**
Net Present Value		**$370** [1]

- TASC private investors (KKR and General Atlantic) have entered into a stockholders agreement which is intended to prevent them from causing a change in ownership for 6 years for purposes of Section 382 of the tax code
- Allows for utilization of tax asset for maximum annual tax shield

Tax attributes will significantly increase net cash flow and reduce the combined company's net cash tax expense through 2024

Note: Assumes continued profitability and no limitations at an assumed 39% federal and state tax rate.
1. Net present value based on the midpoint of value range.

18

Pro Forma Capitalization and Deleveraging Profile

ENGILITY
Your Mission. Our Commitment.

- Will assume ~$613 million of existing TASC net debt
- Additional ~$585 million of new debt facilities to fund cash dividend and refinancing existing Engility debt
- Committed financing in place
- Net leverage of ~4.7x as of 2014 YE
  - No near-term maturities
  - Significant amount of pre-payable debt
- Strong free cash flow enables rapid deleveraging
  - Approaching ~4.2x by 2015 YE and ~2.5x by 2017 YE

Pro Forma Capitalization

	12/31/2014
Cash	$55
Existing TASC Debt	$643
Incremental Debt	$585
Total Debt	$1,228
Net Debt	**$1,173**
Net Debt / Adj. EBITDA (incl. Synergies)	**4.7x**

Net Debt / Adjusted EBITDA[(1)]



~4.7x
~4.2x
~3.4x
~2.5x
At Close
PF 2015YE
PF 2016YE
PF 2017YE

Strong free cash flow will allow for rapid deleveraging

1. Adjusted EBITDA per credit agreement which includes certain adjustments.

19

Stockholders Agreement

with TASC Investors

11-person board – existing 7-person Engility board plus 4 nominees from the TASC Investors

Board of – TASC Investors director nomination rights reduce as they sell down (at 50% and 25% of

14 Directors their stakes)

Co-chairman structure for 2 years

For TASC Investors

– Years 1-3: No transfers permitted by TASC Investors

Transfer – Years 4-6: TASC Investors can transfer up to 45% of outstanding stock

Provisions For Engility public stockholders

– Prohibits any acquisitions that cause a holder to own 4.9% or more of outstanding stock and any transactions by a holder of 4.9% or more of outstanding stock without approval of the board

Customary standstill provisions

Standstill /

Voting Rights In board elections, TASC Investors can vote for their nominees; for all other nominees, they vote pro rata with non-TASC Investor stockholders

On all other matters, TASC Investors can vote maximum of 30% of outstanding stock; their remaining shares voted in conformity with the non-TASC Investor stockholders

Summary

Creates a $2.5 billion top-tier government services provider

Balances and diversifies our customer base and capabilities, adds substantial scale to our business, and increases our addressable market

Engility’s low cost differentiation complements TASC’s technical differentiators Provides significant revenue and cost synergies with benefits for years to come Generates significant free cash flow and pro forma earnings Positions us for leadership in today’s budget environment

Appendix

GAAP to Non-GAAP Reconciliation

Adjusted Operating Income and Three Months Ended

Adjusted Operating Margin September 30, September 27,

($ in thousands) 2014 2013

Operating income $ 26,767 $ 30,121

Adjustments

Acquisition and integration-related expenses 1,606 –

excluding amortization

Year-one acquisition-related amortization 1,683 –

Restructuring costs 621 –

Legal and settlement costs – –

Adjusted operating income $ 30,677 $ 30,121

Operating margin 7.8% 8.9%

Adjusted operating margin 8.9% 8.9%

GAAP to Non-GAAP Reconciliation

Adjusted Earnings Per Share Three Months Ended

($ in thousands, except per share data) September 30, 2014 September 27, 2013

GAAP net income attributable to Engility $13,161 $12,008

Net income attributable to non-controlling interest 2,049

1,082

GAAP net income 14,243 14,057

Provision for income taxes 9,115 8,699

GAAP Income before income taxes 23,358 22,756

Adjustments

Acquisition and integration-related expenses excluding amortization 1,606 -

Year-one acquisition-related amortization 1,683 -

Restructuring costs 621 -

Bank fees previously capitalized and included in interest expense—3,648

Total adjustments 3,910 3,648

Adjusted income before income taxes 27,268 26,404

Adjusted provision for income taxes (1) 10,641 10,086

Adjusted net income 16,627 16,318

Net income attributable to non-controlling interest 1,082 2,049

Adjusted net income attributable to Engility $15,545 $14,269

Adjusted diluted earnings per share attributable to Engility $0.86 $0.80

GAAP diluted earnings per share attributable to Engility $0.73 $0.68

Diluted weighted average number of shares outstanding 18,065 17,770

(1)	Current quarter tax provision is calculated at the current quarter tax rate.

GAAP to Non-GAAP Reconciliation

Earnings before interest, taxes, depreciation,

and amortization (EBITDA) and Adjusted Three Months Ended

EBITDA ($ in thousands)

September 30, 2014 September 27, 2013

Net income $ 14,243 $ 14,057

Interest, taxes, depreciation, and amortization

Interest expense 3,342 7,558

Provision for income taxes 9,115 8,699

Depreciation and amortization 5,843 1,426

EBITDA $ 32,543 $ 31,740

Adjustments to EBITDA

Acquisition and integration-related expenses excluding amortization 1,606 –

Restructuring costs 621 –

Legal and settlement costs — —

Adjusted EBITDA $34,770 $ 31,740

EBITDA Margin 9.4% 9.4%

Adjusted EBITDA Margin 10.1% 9.4%